162(m) of the Internal Revenue Code unless any such grant of restricted stock is made pursuant to a performance based benchmark established by the Compensation Committee.

Other Awards. In the case of other awards, the participant generally will recognize ordinary income in an amount equal to any cash received and the fair market value of any shares received on the date of payment or the date of delivery of the underlying shares and the Company generally will be entitled to a corresponding tax deduction.

If an award under the Amended 2003 Plan constitutes a deferral of compensation subject to the requirements of section 409A of the Internal Revenue Code, and if the award fails to meet those requirements or to be operated in accordance with those requirements, the recipient of the award will realize taxable income, generally, at the time of the deferral (or, if later, at the time the award ceases to be subject to a substantial risk of forfeiture), and an interest charge and additional 20% tax will also apply. It is anticipated, however, that any awards under the Amended 2003 Plan that are subject to the requirements of section 409A will be made and administered in accordance with those requirements.

New Plan Benefits

In general, the awards that will be granted to eligible participants under the Amended 2003 Plan are subject to the discretion of the Compensation Committee and, therefore, are not determinable at this time. The Amended 2003 Plan provides that each non-employee director will receive annually a restricted stock award totaling 2,000 shares (or such lesser or greater amount (but not to exceed 4,000 shares) as the Compensation Committee, in its absolute discretion, may determine), or, at the election of the director, options having an equivalent value, which will be granted at such time or times as the Compensation Committee shall determine.

2003 Stock and Incentive Plan Awards

The following awards have been made under the 2003 Stock and Incentive Plan. On February 6, 2004, the Compensation Committee authorized the award of up to 800,000 options under the 2003 Stock and Incentive Plan. On the same date, 694,500 options were awarded to senior level executives of the Company and below, excluding members of the Executive Committee. The awarded options vest over a five-year period. The exercise price of the options is $17.67.

Vote Required and Board Recommendation

The proposal to amend the 2003 Stock and Incentive Plan requires the approving vote of a majority of the votes cast at the Annual Meeting. Broker non-votes and abstentions will have no effect on the vote. **THE BOARD OF DIRECTORS HAS ADOPTED A RESOLUTION SEEKING STOCKHOLDER APPROVAL OF, AND RECOMMENDS A VOTE FOR, THE AMENDMENT OF THE 2003 STOCK AND INCENTIVE PLAN.**

BOARD OF DIRECTORS

Board Size and Composition

Currently, the Board of Directors is comprised of 11 directors and is divided into three classes, each of which serves a staggered three-year term. The terms of the Class III directors expire at this year's Annual Meeting. The terms of the Class I directors are scheduled to expire in 2006, and the terms of Class II directors are scheduled to expire in 2007.

The following pages contain information concerning the current directors.

Class III - Term Expires in 2005

George L. Lindemann has been Chairman of the Board, Chief Executive Officer, a director and Chairman of the Executive Committee of the Board of Directors of Southern Union since 1990. He was Chairman of the Board and Chief Executive Officer of Metro Mobile CTS, Inc. from its formation in 1983 until April 1992. He has been President and a director of Cellular Dynamics, Inc., the managing general partner of Activated Communications Limited Partnership, a family investment entity, since 1982. Age: 69.